Filing under Rule 425 under the Securities Act of 1933
of the Securities Exchange Act of 1934
Filing by: Berkshire Hills Bancorp, Inc.
Subject Company: Rome Bancorp, Inc.
SEC File No. of Rome Bancorp, Inc.: 000-27481

BERKSHIRE HILLS BANCORP

Berkshire Bank-America's Most Exciting Bank

Acquisition of

Rome Bancorp, Inc.

ROME BANCORP, INC.

Growing America's Most Exciting Bank SM

October 12, 2010

FORWARD LOOKING STATEMENTS

This presentation contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, about the proposed merger of Berkshire Hills Bancorp, Inc. (“Berkshire”) and Rome Bancorp, Inc. (“Rome”). These statements include statements regarding the anticipated closing date of the transaction and anticipated future results. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe," "expect," "anticipate," "estimate," and "intend" or future or conditional verbs such as "will," "would," "should," "could" or "may." Certain factors that could cause actual results to differ materially from expected results include delays in completing the merger, difficulties in achieving cost savings from the merger or in achieving such cost savings within the expected time frame, difficulties in integrating Berkshire and Rome, increased competitive pressures, changes in the interest rate environment, changes in general economic conditions, legislative and regulatory changes that adversely affect the business in which Berkshire and Rome are engaged, changes in the securities markets and other risks and uncertainties disclosed from time to time in documents that Berkshire files with the Securities and Exchange Commission.

ADDITIONAL INFORMATION FOR STOCKHOLDERS

The proposed transaction will be submitted to Rome stockholders for their consideration. Berkshire will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of Rome and a Prospectus of Berkshire, as well as other relevant documents concerning the proposed transaction with the SEC. Stockholders of Rome are urged to read the Registration Statement and the Proxy Statement/Prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the Registration Statement, Proxy Statement/Prospectus, as well as other filings containing information about Berkshire and Rome at the SEC's Internet site (www.sec.gov).

Berkshire and Rome and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Rome in connection with the proposed merger. Information about the directors and executive officers of Berkshire is set forth in the proxy statement, dated March 26, 2010, for Berkshire’s 2010 annual meeting of stockholders, as filed with the SEC on Schedule 14A. Information about the directors and executive officers of Rome is set forth in the proxy statement, dated April 1, 2010, for Rome’s 2010 annual meeting of stockholders, as filed with the SEC on Schedule 14A. Additional information regarding the interests of such participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

NON-GAAP FINANCIAL MEASURES

This presentation references non-GAAP financial measures incorporating tangible equity and related measures, as well as core deposits. These measures are commonly used by investors in evaluating business combinations and financial condition.

Merger Summary

- Berkshire to acquire Rome in transaction valued at approximately $74 million or $10.81 per Rome share
- Consideration will be 70% stock and 30% cash
  - Stock exchange ratio fixed at 0.5658 Berkshire shares for each Rome share (70%)
  - Cash will be $11.25 for each Rome share (30%)
  - Each common share of Rome shall be converted into the right to receive cash or Berkshire common stock as outlined above, subject to 70% of Rome common shares receiving Berkshire common stock. Consideration subject to proration procedures as outlined in the definitive merger agreement
- Subject to regulatory approval for both institutions; subject to shareholder approval for Rome
- Transaction planned to close in first quarter, 2011
- Termination fee: $3.5 million subject to conditions in merger agreement

Notes: Per share deal value based on BHLB share price as of close of business on October 11, 2010. Transaction value based on 6,777,551 Rome shares outstanding as of June 30, 2010 and 354,000 Rome stock options.

Attractive Transaction Multiples

	Berkshire/Rome Multiples	Recent Selected Transactions
Price/tangible book value	120%	159%
Price/LTM earnings per share	19.3x	24.6x
Premium/core deposits	6.0%	11.1%

Notes: Rome financial data is for the period ended June 30, 2010. Recent transactions comprised of six announced transactions in the Northeast or Mid-Atlantic regions in 2010 with deal values exceeding $30 million in which the seller was a bank or a thrift with total NPAs/assets less than 4.0%. SNL is source for selected transactions. Rome and SNL data used for Berkshire/Rome multiples.

Pro Forma Financial Benefits

- Nine cents EPS accretive in 2011 before deal costs
- Ten cents EPS accretive in 2012
- IRR exceeding 18%
- Tangible book value dilution 57 cents (under 4%) per share earned back in 2011 based on consensus earning estimate with deal accretion
- Accretive to capital ratios. Strong combined bank risk based capital ratio of 11.2% and total tangible equity/tangible assets of 8.4%

Notes: Total annual cost saves projected at approximately 35% before tax. One-time and integration costs projected at $7.5 million before tax. All cost saves assumed to be completed and deal costs recorded in 2011. Core deposit intangible projected at $5.2 million (2.5% amortizing 8 years based on sum of years digits.). Total increase in goodwill projected at $13.5 million including gross loan credit discount of $10.4 million and residential mortgage premium of $8.0 million. Revenue synergies anticipated but not projected. Tangible equity/tangible assets excludes intangible assets from the numerator and denominator. Total equity/assets projected at 13.9%. Tangible book value per share excludes intangible assets. Total book value per share dilution projected at $1.45 (5%).

Strategic Benefits

- Rome franchise has significant market share, solid profitability, and strong asset quality – a desirable and familiar partner for Berkshire with an attractive deposit franchise

Total assets	$330 MM	Return on assets	1.13%
Total net loans	$280 MM	Net interest margin	4.65%
Total deposits	$226 MM	NPAs/assets	0.74%
Total core deposits	$207 MM	Net charge-offs/loans	0.05%

- Next step in westward expansion from Albany. Entry to Utica/Rome MSA population of 293,000 and access to Syracuse MSA population of 646,000. Syracuse and Albany MSAs among strongest U.S. top 100 metro areas. Accretive to combined Berkshire demographics for household and income growth
- Economies of scale and improved efficiencies will result in solid earnings accretion
  - Opportunities for cross sales and account acquisition based on enhanced platform and capital base
- Enhanced Berkshire financial profile, stock liquidity and market capitalization enhances positioning for organic growth and future acquisitions

Note – Rome financial data as and for six months ended June 30, 2010. Metro area rankings per Brookings Institution MetroMonitor. Core deposits are total deposits less time deposits over $100,000. Rome data from company filings.

Desirable Westward Expansion from Albany

Presence in Rome, access to Utica; proximity to Syracuse



BHLB
ROME
Richland
Fulton
Lake Pleasant
Glens Falls
Rome
Utica
Oneida
Syracuse
Jamesville
Auburn
Ilion
Johnstown
Gloversville
Saratoga Springs
Schenectady
Troy
Albany
UNITED STATES
NEW YORK
Cooperstown
Cobleskill
Cortland Norwich
Ithaca
Oneonta
Hudson
Kingston
Hyde Park
Torrington
Rutland
Hartford
Hanover
Lebanon
Newport
Green Mountain National Forest
Bennington
Brattleboro
North Adams
Keene
Gardner
Greenfield
MASSACHUSETTS
Northampton
Worcester
Springfield

Total Berkshire Pro Forma Bank Branches	
Western MA	23
Northeastern/ Central NY	16
Southern VT	7
Total	46

Source: SNL